Exhibit 99.1

CONTACT INFORMATION Robert Moreno Manager, Investor Relations Department Banco Santander Chile Bombero Ossa 1068, Piso 8 Santiago, Chile	Tel: (562) 2320-8284 Email: robert.moreno@santander.cl Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS1

ROAE2 reached 18.4% on an adjusted basis in 2015, led by an 8.6% increase in net operating profits from reporting segments

In 2015, Banco Santander Chile’s Net income attributable to shareholders totaled Ch$448,878 million (Ch$2.38 per share and US$1.35/ADR), decreasing 18.4% compared to 2014. The Bank’s sound business trends were offset by the negative impacts of a lower inflation rate on margins, one-time provision expenses recognized due to new regulations and a higher tax rate. The Bank’s ROAE reached 17.1% in 12M15. Adjusting for the pre-tax additional provision of Ch$35,000 million for new provisioning requirements, the Bank’s adjusted ROAE in 2015 reached 18.4%.

The Bank’s reporting segments showed positive operating trends in 2015. Net operating profits from reporting segments3 increased 8.6% YoY in 12M15. Net operating profit from Retail banking4 increased 10.6% YoY and 17.7% in the Middle-market5. The better results from our reporting segments were achieved through positive loan growth, an improved funding mix, a rebound in fee income and lower provision expenses. These results were partially offset by lower results from Global corporate banking6. In this segment, the solid rise in margins was more than offset by higher provisions and lower corporate advisory fee income.

* Adjusted for the Ch$35,000 million pre-tax non-recurring additional provision recognized in 4Q15 in anticipation of the changing provisioning requirement for mortgage and substandard loans analyzed on a collective basis that entered into effect on January 1, 2016.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).
2	ROAE: Return on Average Equity = Net income distributable to shareholders divided by average shareholders’ equity
3.	Net operating profit from reporting segments: Net interest income + Net fee and commission income + total financial transactions, net - provision for loan losses. These results exclude our Corporate Activities, which include, among other items, the impact of the inflation on results. See Note 3 to our Financial Statements.
4.	Retail consists of small entities with annual income less than Ch$1,200 million and individuals.
5.	Middle-market is made up of companies and large corporations with annual sales exceeding Ch$1,200 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry that carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit.
6	Global corporate banking (GCB): consists of foreign and domestic multinational companies with sales over Ch$10,000 million.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	2
Tel: (562) 23208284
Email: robert.moreno@santander.cl

Net income attributable to shareholders in 4Q15 totaled Ch$83,783 million (Ch$0.44 per share and US$0.25/ADR), decreasing 35.2% QoQ and 39.6% YoY. The Bank’s ROAE reached 12.4% in the quarter. 4Q15 results include a non-recurring pre-tax provision of Ch$35,000 million related to the new provisioning requirements regarding mortgage loans. The Bank also recognized higher provisions in the quarter due to the downgrading clients in the Middle-market and Global corporate banking segments.

Loans up 10.5% YoY. Growth focused in segments with a higher risk-adjusted profitability

Total loans increased 0.3% QoQ and 10.5% YoY in 4Q15. Loan growth continued to be focused on segments with a higher risk-adjusted profitability. Retail banking loans (loans to individuals and SMEs) increased 3.6% QoQ and 12.1% YoY. Loans to individuals increased 3.9% QoQ and 12.9% YoY, led by growth of loans to Mid- to high income earners that increased 4.2% QoQ and 14.3% YoY. Loans to SMEs increased 2.4% QoQ and 9.2% YoY with loan growth focused on larger SMEs that also generate non-lending income.

The above-mentioned changes were offset by a 3.5% QoQ decrease and a 12.3% QoQ decrease in loan volume in the Middle-market and Global corporate banking segments, respectively as, due to tightening spreads, a temporary pause was made in loan growth in these areas.

Total deposits increased 15.7% YoY. Improving client loyalty drives demand deposit growth

Total deposits increased 4.2% QoQ and 15.7% YoY. In the quarter, deposit growth was led by demand deposits that increased 10.7% QoQ and 13.5% YoY. Demand deposits grew at healthy rates in all segments throughout the year, as the Bank continued to improve client loyalty and service indicators. Non-interest bearing demand deposits from Retail banking increased 5.6% QoQ and 12.2% YoY. In the Middle-Market, demand deposits grew 13.7% QoQ and 11.5% YoY. Finally, in Global corporate banking demand deposits decreased 3.5% QoQ and increased 13.9% YoY. This rise in demand deposits in the quarter also helped to mitigate the negative impact of rising short-term interest rates on funding costs.

BIS Ratio at 13.4% with a Core capital7 ratio of 10.3%. Dividend yield at 4.8%

The Bank’s Core Capital ratio reached 10.3% as of December 31, 2015 and the Bank’s BIS ratio8 reached 13.4% at the same date. If the Bank’s dividend payout ratio remains unchanged at 60%, as has been the case in the past five years, the dividend yield would be 4.8% on 2015’s closing share price.

According to the latest published data, Santander Chile leads its main peers in core capital and total BIS ratio as shown in the graph below:

7	Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.
8.	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	3
Tel: (562) 23208284
Email: robert.moreno@santander.cl

Stable asset quality in the quarter. New provision guidelines set by the SBIF

The Bank’s total Non-performing loans (NPLs) ratio remained stable at 2.5% in 4Q15 compared to 2.5% in 3Q15 and 2.8% in 4Q14. Total Coverage of NPLs in 4Q15 reached 117.3% compared to 114.0% in 3Q15 and 108.8% in 4Q14. The improvement of most of the Bank’s asset quality metrics continued to reflect the change in the loan mix, the focus on pre-approved loans through our Customer Relationship Management (CRM) platform, the improvements in asset quality in those assets represented by small to middle sized entities (SMEs) and the strengthening of our collections area.

Provision for loan losses increased 46.4% QoQ and 36.9% YoY in 4Q15. This was due to a one-time additional provision of Ch$35,000 million, which was taken to comply with new provisioning requirements, mainly for mortgage loans. Since January 2016, Chilean banks in accordance with rules adopted by the SBIF, must use a new standard credit-provisioning model to calculate loan loss allowances for residential mortgage loans analyzed on a collective basis. This new model mainly affects mortgage loans, but also has some impacts on loan loss allowance for substandard consumer and commercial loans. Secondly, the Bank recognized greater provisions in the Middle-market and GCB mainly in the salmon sectors and for a company in the financial services industry.

Lower inflation affects NIMs9 in the quarter

In 4Q15, Net interest income decreased 3.8% QoQ and 10.6% YoY. The Net interest margin (NIM) reached 4.7% in 4Q15 compared to 4.9% in 3Q15 and 5.8% in 4Q14. This reduction of NIMs was mainly due to the lower inflation rate in 4Q15 compared to 3Q15 and 4Q14. The Bank has more assets than liabilities linked to inflation and, as a result, margins rise when inflation accelerates and vice-versa. In 4Q15, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.11% compared to 1.45% in 3Q15 and 1.88% in 4Q15.

9	Net interest income annualized divided by average interest earning assets.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	4
Tel: (562) 23208284
Email: robert.moreno@santander.cl

In 4Q15, Client NIMs (defined as Client net interest income10 divided by average loans), which excludes the impact of inflation, reached 4.8% compared to 4.9% in 3Q15 and 5.0% in 4Q14. This trend was mainly associated to the shift in the asset mix to less riskier segments with a lower spread. This in turn is supporting our Client NIMs, net of provisions11. For the full year 2015, Client NIMs, net of provisions reached 3.4% compared to 3.5% in 2014. This reduction was mainly due to the provisions recognized in Global corporate banking. Client NIMs, net of provisions in Retail and the Middle-market were stable at 3.5% in 2015, as the shift in the loan mix and the better funding mix offset lower loan spreads.

Fee income in Retail banking increases 8.8% YoY. Client loyalty continues to expand

Net fee and commission income decreased 8.6% QoQ and 0.8% YoY in 4Q15. In the quarter, fees were negatively affected by the lower growth of the economy and weaker markets, which reduced fees from investment banking activities (financial advisory, bond issuances, etc.) and lower brokerage income.

For the full-year 2015, fees increased 4.6%. Fees in Retail banking grew 8.8% and Middle-market fees increased 5.5%. This rise in fees was due to greater product usage and customer loyalty. Loyal individual customers (clients with 2-4 products plus minimum usage and profitability levels) in the Mid-high income earner12 group increased 6.3% YoY. Among Middle-market and SME clients (in retail banking), total loyal customers grew 11.2% YoY.

Severance expenses drives cost growth

Operating expenses, excluding impairment and other operating expenses increased 9.5% QoQ and 17.3% YoY. The Efficiency ratio reached 43.5% in 4Q15 and 41.3% in 12M15. The rise in costs in the quarter was mainly due to: (i) Ch$6,300 million higher severance payments as part of a cost efficiency plan implemented this year, (ii) the impacts of inflation indexation on wages, (iii) higher administrative expenses denominated in foreign currency due to depreciation of the peso (with a corresponding counterbalancing offset in Financial transactions, net) and (iv) greater business activity. The growth rate of expenses should begin to stabilize given the stability in headcount, lower severance payments, greater productivity in the branch network and higher usage of digital banking services.

10 Client net interest income (NII) is Net interest income from all client activities such as loans and deposits minus the internal transfer rate and the spread earned over the Bank’s capital.

11 The Client NIM, net of provision expense excludes provisions recognized as a result of regulatory changes in 2015 and changes in our consumer and commercial loans analyzed on a group basis provisioning models in 2014.

12 Mid to high income earners over Ch$500,000 a month in Chile.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	5
Tel: (562) 23208284
Email: robert.moreno@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Net interest income	318,671	331,383	356,460	(10.6)%	(3.8)%
Net fee and commission income	59,147	64,745	59,639	(0.8)%	(8.6)%
Total financial transactions, net	33,627	40,550	30,037	12.0%	(17.1)%
Provision for loan losses	(150,258)	(102,619)	(109,796)	36.9%	46.4%
Operating expenses (excluding Impairment and Other operating expenses)	(180,126)	(164,470)	(153,600)	17.3%	9.5%
Impairment, Other operating income and expenses, net	2,391	(21,315)	(29,942)	(108.0)%	(111.2)%
Operating income	83,452	148,274	152,798	(45.4)%	(43.7)%
Net income attributable to shareholders of the Bank	83,783	129,254	138,741	(39.6)%	(35.2)%
Net income/share (Ch$)	0.44	0.69	0.74	(39.6)%	(35.2)%
Net income/ADR (US$)[1]	0.25	0.39	0.49	(48.1)%	(36.6)%
Total loans	25,289,880	25,211,074	22,880,706	10.5%	0.3%
Deposits	19,538,888	18,745,583	16,894,437	15.7%	4.2%
Shareholders’ equity	2,734,699	2,649,228	2,609,896	4.8%	3.2%
Net interest margin	4.7%	4.9%	5.8%
Efficiency ratio[2]	43.5%	39.6%	36.9%
Return on average equity[3]	12.4%	19.8%	21.7%
NPL / Total loans[4]	2.5%	2.5%	2.8%
Coverage NPLs	117.3%	114.0%	108.8%
Risk index[5]	3.0%	2.9%	3.1%
Cost of credit[6]	1.8%	1.7%	1.9%
Core Capital ratio[7]	10.3%	9.9%	10.9%
BIS ratio	13.4%	12.8%	14.0%
Branches	471	474	474
ATMs	1,536	1,556	1,645
Employees	11,723	11,604	11,478
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3.	Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5.	Risk Index: loan loss allowances divided by Total loans.
6.	Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.
7.	Core Capital ratio = equity attributable to shareholders divided by risk weighted assets (in accordance with SBIF definitions).

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	6
Tel: (562) 23208284
Email: robert.moreno@santander.cl

SECTION 2: YTD RESULTS BY REPORTING SEGMENTS

Net operating profits from reporting segments rises 8.6% YoY in 12M15. Solid results in Retail banking and the Middle-market

Year to date results	For the year ended December 31, 2015
(Ch$ million)	Retail banking[1]	Middle- market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	873,026	229,812	85,553	1,188,391
Change YoY	4.8%	14.5%	18.8%	7.5%
Fee income	190,380	28,537	15,231	234,148
Change YoY	8.8%	5.5%	-31.8%	4.3%
Core revenues[5]	1,063,406	258,349	100,784	1,422,539
Change YoY	5.5%	13.4%	6.8%	6.9%
Financial transactions, net	16,245	17,897	50,327	84,469
Change YoY	(12.0)%	9.5%	(0.4)%	(1.0)%
Provision expense	(307,085)	(32,644)	(26,963)	(366,692)
Change YoY	(6.3)%	(11.8)%	5761.5%	0.4%
Net operating profit[6]	772,566	243,602	124,148	1,140,316
Change YoY	10.6%	17.7%	(14.0)%	8.6%
1.	Retail consists of small entities (SMEs) with annual income less than Ch$1,200 million and individuals.
2.	Middle-market is made up of companies and large corporations with annual sales exceeding Ch$1,200 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry that carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit.
3.	Global corporate banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.
4.	Excludes the results from Corporate Activities.
5.	Core revenues: Net interest income + Net fee and commission income from operating segments.
6.	Net operating profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

Net operating profits from our reporting segments rose 8.6% YoY in 12M15. These results exclude our Corporate Activities, which includes, among other items, the impact of the inflation on results and regulatory changes for loan loss allowances. Net operating profit from Retail banking increased 10.6% YoY and 17.7% in the Middle-market. The better results from our reporting segments was achieved through positive loan growth, an improved funding mix and a rebound in fee income. This reflects the consistent execution of our business strategy of focusing on those reporting segments with the highest risk adjusted return and is notable considering Chile’s relatively low economic growth environment during the period.

The solid performance in Retail and the Middle-Market was partially offset by lower results from Global corporate banking. In this segment, the solid rise in margins was more than offset by higher provisions and lower corporate advisory fee income.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	7
Tel: (562) 23208284
Email: robert.moreno@santander.cl

SECTION 3: BALANCE SHEET ANALYSIS

LOANS

Loans up 10.5% YoY. Growth focused in segments with a higher risk-adjusted profitability

Loans by segment	Quarter ended,			% Change
(Ch$ million)	Dec-15	Sep-15	Dec-14	Dec. 15 / 14	Dec. 15 / Sept. 15
Total loans to individuals[1]	13,520,649	13,019,293	11,973,512	12.9%	3.9%
SMEs	3,514,058	3,431,073	3,218,296	9.2%	2.4%
Retail banking	17,034,707	16,450,366	15,191,808	12.1%	3.6%
Middle-market	6,006,282	6,221,928	5,443,983	10.3%	(3.5)%
Global corporate banking	2,178,643	2,484,401	2,201,913	(1.1)%	(12.3)%
Total loans[2]	25,289,880	25,211,074	22,880,706	10.5%	0.3%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans. See Note 3 and Note 9a of the Financial Statements.

Total loans increased 0.3% QoQ and 10.5% YoY in 4Q15. Loan growth continued to be focused on segments with a higher risk-adjusted profitability. Retail banking loans (loans to individuals and SMEs) increased 3.6% QoQ and 12.1% YoY. The Bank focused on expanding its loan portfolio in Mid- to high income individuals and larger-sized SMEs within this segment, which obtain among the highest loan spreads net of risk, attract cheap funding and generate higher fees. Loans to individuals increased 3.9% QoQ and 12.9% YoY, led by growth of loans to the Mid to high income earners that increased 4.2% QoQ and 14.3% YoY. Loans to SMEs increased 2.4% QoQ and 9.2% YoY with loan growth focused on larger SMEs that also generate non-lending income.

Loans	Quarter ended,			% Change
(Ch$ million)	Dec-15	Sep-15	Dec-14	Dec. 15 / 14	Dec. 15 / Sept. 15
Consumer loans	4,150,671	4,044,266	3,918,375	5.9%	2.6%
Residential mortgage loans	7,812,850	7,449,707	6,632,031	17.8%	4.9%

By products, consumer loans increased 2.6% QoQ and 5.9% YoY with growth focused on the high-end of the consumer market. In the quarter, growth was led by credit card loans that increased 5.5% QoQ. Growth was fueled by holiday season shopping and the Bank’s co-branding agreement with LAN, Chile’s largest airline. According to our estimates, Santander Chile has 19% of all credit card purchases in the Chilean market. Residential mortgage loans expanded 4.9% QoQ and 17.8% YoY. This growth was in part due to the high demand for purchasing new homes before the implementation this year of an increased VAT tax over the price of new homes and greater restrictions on financing homes with loan-to-values (LTV) over 80%. For this reason, the growth rate of this product should decelerate in 2016.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	8
Tel: (562) 23208284
Email: robert.moreno@santander.cl

In 4Q15, loans in the Middle-market decreased 3.5% QoQ and grew 10.3% YoY. This segment continues to be a growth area for the Bank, but in 4Q15 spreads tightened, resulting in a temporary pause of our loan expansion in this segment. This segment continued to generate increasingly higher levels of business volumes in other areas such as cash management (See Deposits), which has helped to drive the positive results with companies in the Middle-market.

In Global corporate banking, loans decreased 12.3% QoQ and 1.1% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. It is important to point out that more than 80% of net revenues in this segment come from non-lending activities, mainly cash management, fees and treasury services.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	9
Tel: (562) 23208284
Email: robert.moreno@santander.cl

DEPOSITS

Total deposits increased 15.7% YoY. Improving client loyalty drives demand deposit growth

Deposits	Quarter ended,			% Change
(Ch$ million)	Dec-15	Sep-15	Dec-14	Dec. 15 / 14	Dec. 15 / Sept. 15
Demand deposits	7,356,121	6,644,367	6,480,497	13.5%	10.7%
Time deposits	12,182,767	12,101,216	10,413,940	17.0%	0.7%
Total deposits	19,538,888	18,745,583	16,894,437	15.7%	4.2%
Adjusted loans to deposit ratio[1]	89.4%	94.7%	96.2%
Avg. non-interest bearing demand deposits / Avg. interest earning assets	25.1%	24.6%	24.2%

1. (Loans – residential mortgage loans) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed rate long-term loans that we mainly finance with matching long-term funding and not short-term deposits. For this reason, to calculate this ratio, we therefore subtract residential mortgage loans in the numerator of our loan to deposit ratio.

Total deposits increased 4.2% QoQ and 15.7% YoY. In the quarter, deposit growth was led by demand deposits that increased 10.7% QoQ and 13.5% YoY. Demand deposits have grown at healthy rates in all units throughout the year as the Bank continued to improve client loyalty and service indicators. This rise in demand deposits in the quarter also helped to mitigate the negative impact of rising short-term interest rates on funding costs.

Demand deposits[1]	Quarter ended,			% Change
(Ch$ million)	Dec-15	Sep-15	Dec-14	Dec. 15 / 14	Dec. 15 / Sept. 15
Retail banking	3,667,663	3,357,607	3,252,226	12.8%	9.2%
Middle-market	2,218,946	1,950,772	1,990,012	11.5%	13.7%
Global corporate banking	931,666	965,490	817,799	13.9%	(3.5)%
1.	Demand deposits in the table above exclude demand deposits from institutional clients that are not included in any operating segment.

Time deposits, the Bank’s second cheapest source of funds, increased 0.7% QoQ and 17.0% YoY. This growth came from our reporting segments as well as wholesale deposits from institutional sources such as pension funds and insurance companies managed by the Financial Management Division. The high levels of liquidity in the local market led to an improvement in spreads earned over deposits from wholesale investors. Despite this, Santander Chile continued to be one of the banks with the lowest exposure to short-term wholesale deposits as a percentage of total funding.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	10
Tel: (562) 23208284
Email: robert.moreno@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

BIS Ratio at 13.4% with a Core capital ratio of 10.3%. Dividend yield at 4.8%

Equity	Quarter ended,			Change %
(Ch$ million)	Dec-15	Sep-15	Dec-14	Dec. 15 / 14	Dec. 15 / Sept. 15
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,527,893	1,527,893	1,307,761	16.8%	0.0%
Valuation adjustment	1,288	(25,535)	25,600	-%	-%
Retained Earnings:	314,215	255,567	385,232	(18.4)%	22.9%
Retained earnings prior periods	-	-	-	-	-
Income for the period	448,878	365,095	550,331	(18.4)%	22.9%
Provision for mandatory dividend	(134,663)	(109,528)	(165,099)	(18.4)%	22.9%
Equity attributable to equity holders of the Bank	2,734,699	2,649,228	2,609,896	4.8%	3.2%
Non-controlling interest	30,181	34,413	33,083	(8.8)%	(12.3)%
Total Equity	2,764,880	2,683,641	2,642,979	4.6%	3.0%
Quarterly ROAE	12.4%	19.8%	21.7%
YTD ROAE	17.1%	18.6%	22.5%

Shareholders’ equity totaled Ch$2,734,699 million as of December 31, 2015. In 12M15 ROAE reached 17.1%. The adjusted annual ROAE was 18.4% (excludes the additional provision of Ch$35,000 million taken for new provisioning requirements). The Core capital ratio reached 10.3% and the Bank’s BIS ratio reached 13.4% at the same date. If the Bank’s dividend payout ratio remains unchanged at 60%, as has been the case in the past five years, the dividend yield would be 4.8% with 2015’s closing share price.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Dec-15	Sep-15	Dec-14	Dec. 15 / 14	Dec. 15 / Sept. 15
Tier I (Core Capital)	2,734,699	2,649,228	2,609,896	4.8%	3.2%
Tier II	803,517	765,342	744,806	7.9%	5.0%
Regulatory capital	3,538,216	3,414,570	3,354,702	5.5%	3.6%
Risk weighted assets	26,457,596	26,762,555	23,946,126	10.5%	(1.1)%
Tier I (Core capital) ratio	10.3%	9.9%	10.9%
BIS ratio[1]	13.4%	12.8%	14.0%
1.	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	11
Tel: (562) 23208284
Email: robert.moreno@santander.cl

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Lower inflation affects NIMs in the quarter

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Client net interest income[1]	304,216	300,998	304,418	7.1%	1.1%
Non-client net interest income[1]	14,455	30,385	52,042	(80.0)%	(52.4)%
Net interest income	318,671	331,383	356,460	(10.6)%	(3.8)%
Average interest-earning assets	27,198,456	26,960,678	24,483,371	11.1%	0.9%
Average loans	25,220,702	24,765,949	22,659,565	11.3%	1.8%
Avg. net gap in inflation indexed (UF) instruments[2]	2,487,447	3,428,194	4,256,541	(41.6)%	(27.4)%
Interest earning asset yield[3]	8.1%	8.5%	10.1%
Cost of funds[4]	3.8%	4.0%	4.8%
Client net interest margin[5]	4.8%	4.9%	5.0%
Net interest margin (NIM)[6]	4.7%	4.9%	5.4%
Quarterly inflation rate[7]	1.11%	1.45%	1.88%
Central Bank reference rate	3.25%	3.00%	3.00%
1.	Please refer to footnote 8 at the end of this page.
2.	The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
3.	Interest income divided by average interest earning assets.
4.	Interest expense divided by sum of average interest bearing liabilities and demand deposits.
5.	Annualized Client Net interest income divided by average loans.
6.	Annualized Net interest income divided by average interest earning assets.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q15, Net interest income decreased 3.8% QoQ and 10.6% YoY. The Net interest margin (NIM) reached 4.7% in 4Q15 compared to 4.9% in 3Q15 and 5.8% in 4Q14.

In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income13.

13. Client net interest income (NII) is Net interest income from all client activities such as loans and deposits minus the internal transfer rate and the spread earned over the Bank’s capital. Non-client NII is NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as financial transactions net.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	12
Tel: (562) 23208284
Email: robert.moreno@santander.cl

Client net interest income. In 4Q15, Client net interest income increased 1.1% QoQ and 7.1% YoY, driven mainly by loan growth and the improved funding mix. Average loans increased 1.8% QoQ and 11.3% YoY. The ratio of average non-interest bearing demand deposits to average interest earning assets improved from 24.6% in 3Q15 to 25.1% in 4Q15. Client NIMs (defined as Client net interest income divided by average loans), which excludes the impact of inflation, reached 4.8% in 4Q15 compared to 4.9% in 3Q15 and 5.4% in 4Q14. This trend was mainly associated to the shift in the asset mix to less riskier segments, which lowers Client NIMs, but supports our Client NIMs, net of provisions by improving asset quality14. For the full year 2015, Client NIMs, net of provisions reached 3.4% compared to 3.5% in 2014. This reduction was mainly due to the provisions recognized in Global corporate banking. Client NIMs, net of provisions in Retail and the Middle-market were stable at 3.5% in 2015, as the shift in the loan mix and the better funding mix offset lower loan spreads.

Client NIMs = Client net interest income annualized over avg. loans. Client NIM, net of provisions = Client net interest income + provision for loan losses annualized over avg. loans. The Client NIM, net of provision expense excludes non-recurring provisions recognized as a result of regulatory changes in 2015 and changes in our provisioning models in 2014.

Non-client net interest income. The QoQ decline in Non-client net interest income was mainly due to the lower quarterly inflation rate. The Bank has more assets than liabilities linked to inflation and, as a result, margins rise when inflation accelerates and vice-versa. In 4Q15, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.11% compared to 1.45% in 3Q15 and 1.88% in 4Q14. The average gap between assets and liabilities indexed to the UF was Ch$2,487 billion (US$3.5 billion) in 4Q15, decreasing 28.5% QoQ and 42.4% YoY. During the quarter, the Bank gradually began to reduce its UF gap in expectation of lower inflation rates in coming quarters, which should result in more stable margins going forward.

14. The Client NIM, net of provision expense excludes provisions recognized as a result of regulatory changes in 2015 and changes in our consumer and commercial loans analyzed on a group basis provisioning models in 2014.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	13
Tel: (562) 23208284
Email: robert.moreno@santander.cl

ASSET QUALITY AND PROVISION FOR LOAN LOSSES

Stable asset quality in the quarter. New provision guidelines set by the SBIF

Asset quality	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Total loans[1]	25,289,880	25,211,074	22,880,706	10.5%	0.3%
Total allowance	754,679	727,831	700,768	7.7%	3.7%
Non-performing loans[2] (NPLs)	643,468	638,392	644,327	(0.1)%	0.8%
NPLs consumer loans	113,467	100,852	97,119	16.8%	12.5%
NPLs commercial loans	346,868	359,416	367,791	(5.7)%	(3.5)%
NPLs residential mortgage loans	183,133	178,124	179,417	2.1%	2.8%
Impaired loans[3]	1,669,341	1,678,153	1,617,251	3.2%	(0.5)%
Impaired consumer loans	331,310	354,753	363,484	(8.9)%	(6.6)%
Impaired commercial loans	941,884	939,530	883,164	6.6%	0.3%
Impaired residential mortgage loans	396,147	383,870	370,603	6.9%	3.2%
Risk Index[4] (LLA / Total loans)	3.0%	2.9%	3.1%
NPL / Total loans	2.5%	2.5%	2.8%
NPL / consumer loans	2.7%	2.5%	2.5%
NPL / commercial loans	2.6%	2.6%	3.0%
NPL / residential mortgage loans	2.3%	2.4%	2.7%
Impaired loans / total loans	6.6%	6.7%	7.1%
Impaired consumer loan ratio	8.0%	8.8%	9.3%
Impaired commercial loan ratio	7.1%	6.8%	7.2%
Impaired mortgage loan ratio	5.1%	5.2%	5.6%
Coverage of NPLs[5]	117.3%	114.0%	108.8%
Coverage of NPLs non-mortgage[6]	152.8%	147.0%	140.2%
Coverage of consumer NPLs	227.3%	253.1%	261.6%
Coverage of commercial NPLs	128.5%	117.2%	108.2%
Coverage of mortgage NPLs	27.9%	28.8%	27.2%
1.	Excludes interbank loans.
2.	Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
3.	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
4.	Loan loss allowances divided by Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks of Chile guidelines.
5.	Loan loss allowances divided by NPLs.
6.	Loan loss allowance of commercial and consumer loans divided by NPLs of commercial and consumer loans.

The Bank’s total Non-performing loans (NPLs) ratio remained stable at 2.5% in 4Q15 compared to 2.5% in 3Q15 and 2.8% in 4Q14. Total Coverage of NPLs in 4Q15 reached 117.3% compared to 114.0% in 3Q15 and 108.8% in 4Q14. The improvement of most of the Bank’s asset quality metrics continued to reflect the change in the loan mix, the focus on pre-approved loan through our CRM, the improvements in asset quality in SMEs and the strengthening of our collections area.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	14
Tel: (562) 23208284
Email: robert.moreno@santander.cl

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Gross provisions	(80,549)	(76,175)	(71,450)	12.7%	8.1%
Charge-offs[1]	(52,239)	(43,882)	(54,118)	(3.5)%	14.8%
Gross provisions and charge-offs	(132,788)	(120,057)	(125,568)	5.7%	10.6%
Loan loss recoveries	17,530	17,438	15,772	11.1%	0.5%
Provision for loan losses excluding change in provisioning model	(115,258)	(102,619)	(109,796)	5.0%	12.3%
Additional provisions for change in provisioning model[2]	(35,000)	-	-	-	-
Provision for loan losses	(150,258)	(102,619)	(109,796)	36.9%	46.4%
Cost of credit[3]	1.8%	1.7%	1.9%
1.	Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2.	In January 2016, Chilean banks in accordance with rules adopted by the SBIF, must implement a new standard credit-provisioning model to calculate loan loss allowances for consumer, commercial and residential mortgage loans. This new model will mainly affect mortgage loans, but will also have some impacts on loan loss allowance levels for consumer and commercial loans analyzed on a group basis. The main modification is the inclusion of greater provisions requirements for mortgage loans with a loan / collateral ratios greater than 80%.
3.	Annualized provision for loan losses divided by quarterly average total loans. Excludes the one-time additional provision recognized in 4Q15. Averages are calculated using monthly figures.

Provision for loan losses increased 46.4% QoQ and 36.9% YoY in 4Q15. 4Q15 results include non-recurring pre-tax provisions of Ch$35,000 million related to a one-time additional provision of Ch$35,000 million directly related to the regulatory change regarding provisioning models for mortgage loans and substandard consumer and commercial loans analyzed on a collective basis. At the same time, the increase in provision for loan losses was due to recognized higher loan loss provisions in the Middle-market and GCB mainly in the salmon sector and for a company in the financial services industry.

In January 2016, Chilean banks in accordance with rules adopted by the SBIF, must start using a new standard credit-provisioning model to calculate loan loss allowances for consumer, commercial and residential mortgage loans. This regulation signified a net pre-tax charge of Ch$35,000 million. This provision was recognized as an additional provision and, therefore, is not included in the coverage ratio. The Ch$35,000 million includes Ch$20,000 million for mortgage loans with LTVs greater than 80% and Ch$15,000 million for the modification made to the definition of substandard consumer and commercial loans analyzed on a collective basis. In 1Q16, this additional provision will be reclassified to loan loss allowances for mortgage loans and the coverage ratio of NPLs should rise to around 120%.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	15
Tel: (562) 23208284
Email: robert.moreno@santander.cl

By product, the change of Provision for loan losses in 4Q15 was as follows:

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Consumer loans	(51,993)	(44,703)	(48,862)	6.4%	16.3%
Commercial loans	(61,475)	(55,077)	(56,790)	8.2%	11.6%
Residential mortgage loans	(1,790)	(2,839)	(4,144)	(56.8)%	(36.9)%
Provision for loan losses	(115,258)*	(102,619)	(109,796)	5.0%	12.3%

* Excludes additional provision of Ch$35,000 million directly related to the regulatory change regarding provisioning models.

Provisions for loan losses for consumer loans increased 16.3% QoQ and 6.4% YoY in 4Q15. As mentioned last quarter, and even though asset quality trends in consumer lending are improving, the Bank’s Board has proactively decided to further limit consumer loan refinancing policies due to the expected rise in unemployment in 2016. As a result of this decision on behalf of the Board, a greater amount of consumer loans will be charged-off and NPLs may rise, but the total amount of impaired consumer loans will fall, leading to better asset quality indicators and profitability in the Retail banking unit. The ratio of Impaired consumer loans (Consumer NPLs + renegotiated consumer loans) to total consumer loans reached 8.0% in 4Q15 down from 8.8% in 3Q15 and 9.3% in 4Q14, and the lowest level since 2010. The Consumer NPL ratio rose to 2.7% in 4Q15 compared to 2.5% in 3Q15 and 2.5% in 4Q15 because of the stricter refinancing policies. The Coverage ratio of consumer NPLs reached 227.3% in 4Q15. The lower coverage ratio is a reflection of the less risky consumer loan book.

Provision for loan losses for commercial loans increased 11.6% QoQ and 8.2% YoY. The QoQ rise in net provision expense in commercial loans was mainly due to the downgrades of loans in the Global corporate banking segment (non-banking financial sector and salmon industry) that signified Ch$15,000 million in provisions in the quarter.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	16
Tel: (562) 23208284
Email: robert.moreno@santander.cl

Overall asset quality trends in commercial lending were positive in the quarter, especially in the SMEs entities, following the actions taken last year to stabilize asset quality in this segment. The commercial NPL ratio reached 2.6% in 4Q15 or flat QoQ and improving from 3.0% in 4Q15. The Coverage ratio of commercial NPLs increased to 128.5% in 4Q15 compared to 117.2% in 3Q15 and 108.2% in 4Q14. The impaired commercial loan ratio increased to 7.1% in 4Q15 from 6.8% in 3Q15, reflecting the downgrades of corporate clients already mentioned. The reduction in the impaired loan ratio compared to year-end 2014 was mainly due to better asset quality in the SME segment.

Provisions for loan losses for residential mortgage loans decreased 36.9% QoQ and 56.8% YoY in 4Q15. Asset quality in residential mortgage loans remained healthy in the quarter. The Impaired mortgage loans ratio improved to 5.1% in 4Q15 from 5.2% in 3Q15 and 5.6% in 4Q14. The NPL ratio of mortgage loans decreased to 2.3% in 4Q15 from 2.4% in 3Q15 and 2.7% in 4Q14. The coverage of mortgage NPLs does include the additional provisions recognized in the quarter. This will be included in 1Q16.

NET FEE AND COMMISSION INCOME

Fee income in retail banking increases 8.8% YoY. Client loyalty continues to expand

Fee Income	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Retail banking[1]	48,081	51,512	44,964	6.9%	(6.7)%
Middle-market	7,115	7,824	6,859	3.7%	(9.1)%
Global corporate banking	3,372	4,548	7,209	(53.2)%	(25.9)%
Others	579	861	607	(4.6)%	(32.8)%
Total	59,147	64,745	59,639	(0.8)%	(8.6)%
1.	Includes fees to individuals and SMEs.

Net fee and commission income decreased 8.6% QoQ and 0.8% YoY in 4Q15. In the quarter, fees were negatively affected by various factors. The decline in retail fees was due to lower ATM fees. As mentioned last quarter, in 3Q15 fees from debit and credit cards grew strongly in said quarter due to a hike in the interbank fees charged for ATM usage that signified a one-time income of Ch$2.3 billion in the quarter. Moreover, the lower growth of the economy and weaker markets negatively affected fees from investment banking activities (financial advisory, bond issuances, etc.) and lower brokerage income that negatively affected fees in the middle-market and Global corporate banking segments.

For the full-year 2015, fees increased 4.6%. Fees in retail banking grew 8.8% and middle-market fees increased 5.5% in 4Q15. This rise in fees was due to greater product usage and customer loyalty. Loyal individual customers (clients with 2-4 products plus minimum usage and profitability levels) in the mid-high income division increased 6.3% YoY. In the quarter, the growth rate of loyal individual customers decelerated due to a proactive reduction of clients in the mass market. Among Middle-market and SME clients (in retail banking), total loyal customers grew 11.2% YoY.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	17
Tel: (562) 23208284
Email: robert.moreno@santander.cl

By products, the evolution of fees was as follows:

Net fee and commission income	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Credit, debit & ATM card fees	10,904	13,734	11,095	(1.7)%	(20.6)%
Insurance brokerage	10,530	10,038	9,807	7.4%	4.9%
Asset management	9,384	9,533	8,222	14.1%	(1.6)%
Collection fees	9,055	8,383	8,198	10.5%	8.0%
Contingent operations	8,761	9,264	8,606	1.8%	(5.4)%
Checking accounts	7,799	7,459	7,451	4.7%	4.6%
Fees from securities brokerage	1,717	2,300	2,052	(16.3)%	(25.3)%
Lines of credit	1,580	1,697	1,793	(11.9)%	(6.9)%
Other Fees	(583)	2,337	2,415	(124.1)%	(124.9)%
Total fees	59,147	64,745	59,639	(0.8)%	(8.6)%

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	18
Tel: (562) 23208284
Email: robert.moreno@santander.cl

TOTAL FINANCIAL TRANSACTIONS, NET

Total financial transactions, net*	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Net income (expense) from financial operations	(111,983)	(154,831)	(101,975)	9.8%	(27.7)%
Net foreign exchange gain	145,610	195,381	132,012	10.3%	(25.5)%
Total financial transactions, net	33,627	40,550	30,037	12.0%	(17.1)%
*	These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our derivatives.

Results from Total financial transactions, net were a gain of Ch$33,627 million in 4Q15, decreasing 17.1% QoQ and increasing 12.0% YoY in 4Q15.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Santander Global Connect[1]	14,925	13,639	13,577	9.9%	9.4%
Market-making	5,495	4,040	3,437	59.9%	36.0%
Client treasury services	20,420	17,679	17,014	20.0%	15.5%
Non client treasury income[2]	13,207	22,871	13,023	(1.41)%	(42.3)%
Total financ. transactions, net	33,627	40,550	30,037	12.0%	(17.1)%
1.	Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.
2.	Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services increased 15.5% QoQ and 20.0% YoY. Revenues from market-making and from Santander Global Connect (SGC), the Bank’s commercial platform for selling simple treasury products to our clients, increased QoQ as rising market volatility resulted in greater demand for hedging on behalf of clients.

The results from Non-client treasury income decreased following the relatively high results recorded in 3Q15. In 4Q15, the Chilean peso depreciated 2% compared to a 9% depreciation in 3Q15. The Bank does not run significant foreign exchange risk, but uses various mechanisms to economically hedge FX risk. The depreciation of the peso negatively affected our non-client margin in the quarter as provision expense over loans denominated in foreign currency and a portion of the Bank’s administrative expenses are denominated in foreign currency (mainly technology costs), but less than in 3Q15 given the lower depreciation rate. The offset is recognized in Non-client Treasury results with no significant impact on the Bank’s bottom line.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	19
Tel: (562) 23208284
Email: robert.moreno@santander.cl

OPERATING EXPENSES AND EFFICIENCY

Severance expenses drives cost growth

Operating expenses	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Personnel salaries and expenses	(108,961)	(97,611)	(90,869)	19.9%	11.6%
Administrative expenses	(55,344)	(53,846)	(51,880)	6.7%	2.8%
Depreciation & amortization	(15,821)	(13,013)	(10,851)	45.8%	21.6%
Operating expenses[1]	(180,126)	(164,470)	(153,600)	17.3%	9.5%
Impairment of property, plant and equipment	(1)	0	(53)	(98.1)%	—%
Branches	471	474	474	(0.6)%	(0.8)%
Standard	276	276	273	1.1%	0.0%
Middle-market centers	8	5	5	60.0%	60.0%
Select	53	53	51	3.9%	0.0%
Banefe	67	67	67	0.0%	0.0%
Payment centers & others	67	73	78	(14.1)%	(9.5)%
ATMs	1,536	1,556	1,645	(6.6)%	(1.3)%
Employees	11,723	11,604	11,478	2.1%	1.0%
Efficiency ratio[2]	43.5%	39.6%	36.9%
1.	Excluding impairment and other operating expenses.
2.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income minus other operating expenses.

Operating expenses, excluding impairment and other operating expenses increased 9.5% QoQ and 17.3% YoY. The Efficiency ratio reached 43.5% in 4Q15 and 41.3% in 12M15.

Personnel salaries and expenses increased 11.6% QoQ and 19.9% YoY. This rise was mainly due to non-recurring severance expenses of Ch$6,300 million recognized in 4Q15. Throughout 2015, the Bank has been optimizing its headcount structure by reducing mid-upper level management levels. This should generate lower cost growth in 2016. Wage growth was 8.2% YoY in the quarter due to a 2.1% increase in total headcount, the impact of yearly CPI inflation of approximately 4% and higher benefits costs, following the signing of a new collective bargaining agreement last year.

Administrative expenses increased 2.8% QoQ and 6.7% YoY. Growth of administrative expenses was mainly due to greater business activity that has resulted in higher system and data processing costs and the depreciation of the peso that increased costs denominated in foreign currency (offset by a corresponding gain in Financial transactions, net). This was partially offset by lower expenses related to the branch network, following the reduction in Banefe branches and other payment centers.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	20
Tel: (562) 23208284
Email: robert.moreno@santander.cl

In the quarter, the Bank closed seven payment centers, reducing by 14% the number of these specialized branches in 2015. The Bank also remained committed to continue expanding its digital bank services such as internet, phone and mobile banking. This will allow the Bank to maintain solid levels of efficiency going forward, while improving productivity and customer satisfaction.

Amortization expenses increased 21.6% QoQ and 45.8% YoY in 4Q15. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency in 2016.

OTHER OPERATING INCOME, NET & INCOME TAX

Other operating income, net and Corporate tax	Quarter			Change %
(Ch$ million)	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
Other operating income	4,495	361	2,111	113.0%	1145.4%
Other operating expenses	(2,105)	(21,676)	(32,000)	(93.4)%	(90.3)%
Other operating income, net	2,390	(21,315)	(29,889)	-%	-%
Income from investments in associates and other companies	610	705	826	(26.2)%	(13.5)%
Income tax income (expense)	(4,480)	(17,972)	(13,262)	(66.2)%	(75.1)%
Effective income tax rate	5.3%	12.1%	8.6%

Other operating income, net, totaled a gain of Ch$2,390 million in 4Q15 compared to a net loss of Ch$21,315 million in 3Q15 and Ch$29,889 million in 4Q15. The main reasons for this result was the net reversal of non-credit contingencies that did not materialize or were resolved during the year.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	21
Tel: (562) 23208284
Email: robert.moreno@santander.cl

Income tax expenses in 4Q15 totaled Ch$4,480 million. The statutory corporate tax rate in 2015 was 22.5% compared to 21% in 9M14. The effective tax rate expensed in 4Q15 was 5.3%. The decrease of the effective income tax rate expensed by the Bank in 4Q15 was due to higher tax benefits arising from deferred tax assets. In 2016, the statutory tax rate will increase to 24%. With inflation of around 3.5% in 2016, our effective tax rate should be approximately 18%-20%.

Below is a summary of our year-to-date income tax expense and effective rate.

YTD income tax[1]
(Ch$ million)	Dec-15	Dec-14	Var. (%)
Net income before tax	527,442	601,863	(12.4)%
Price level restatement of capital[2]	(124,138)	(171,420)	(27.6)%
Net income before tax adjusted for price level restatement	403,304	430,443	(6.3)%
Statutory Tax rate	22.5%	21.0%	7.1%
Income tax expense at Statutory rate	(90,743)	(90,393)	0.4%
Tax benefits[3]	15,442	44,841	(65.6)%
Income tax	(75,301)	(45,552)	65.3%
Effective tax rate	14.3%	7.6%	+6.7pp
1.	This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.
2.	For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3.	Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rate was modified, the Bank’s net deferred tax assets increased as the future tax rate used to calculate this asset was increased from 20% to 27%.

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	22
Tel: (562) 23208284
Email: robert.moreno@santander.cl

SECTION 5: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1
Bank Deposit	Aa3/P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department
Bombero Ossa 1068, Piso 8, Santiago, Chile,	23
Tel: (562) 23208284
Email: robert.moreno@santander.cl

SECTION 6: SHARE PERFORMANCE

As of December 31, 2015

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

(Base 100 = 12/31/2014)

ADR price (US$) 12M15

12/31/15:	17.64
Maximum (12M15):	22.61
Minimum (12M15):	17.38

Market Capitalization: US$8,584 million

P/E 12month trailing*:	13.4
P/BV (12/31/15)**:	2.2
Dividend yield***:	5.1%

*	Price as of Dec. 30, 2015 / 12mth. earnings
**	Price as of Dec. 30, 2015 / Book value as of 12/31/15
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 12M15

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2014)

Local share price (Ch$) 12M15

12/30/15:	31.79
Maximum (12M15):	34.79
Minimum (12M15):	29.52

Dividends:

Year paid	Ch$/share	% of previous year’s earnings

2012:	1.39	60%
2013:	1.24	60%
2014:	1.41	60%
2015:	1.75	60%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	24
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Dec-15	Dec-15	Dec-14	Dec. 15 / Dec. 14
Assets	US$ths	Ch$ million		% Chg.
Cash and deposits in banks	2,917,217	2,064,806	1,608,888	28.3%
Cash items in process of collection	1,023,624	724,521	531,373	36.3%
Trading investments	458,139	324,271	774,815	(58.1)%
Investments under resale agreements	3,480	2,463	-	—%
Financial derivative contracts	4,529,424	3,205,926	2,727,563	17.5%
Interbank loans, net	15,345	10,861	11,918	(8.9)%
Loans and account receivables from customers, net	34,664,031	24,535,201	22,179,938	10.6%
Available for sale investments	2,888,402	2,044,411	1,651,598	23.8%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	28,693	20,309	17,914	13.4%
Intangible assets	72,248	51,137	40,983	24.8%
Property, plant and equipment	340,010	240,659	211,561	13.8%
Current taxes	-	-	2,241	—%
Deferred taxes	468,655	331,714	282,211	17.5%
Other assets	1,551,040	1,097,826	493,173	122.6%
Total Assets	48,960,307	34,654,105	30,534,176	13.5%

	Dec-15	Dec-15	Dec-14	Dec. 15 / Dec. 14
Liabilities	US$ths	Ch$ million		% Chg.
Deposits and other demand liabilities	10,392,937	7,356,121	6,480,497	13.5%
Cash items in process of being cleared	652,949	462,157	281,259	64.3%
Obligations under repurchase agreements	203,008	143,689	392,126	(63.4)%
Time deposits and other time liabilities	17,212,160	12,182,767	10,413,940	17.0%
Financial derivatives contracts	4,044,371	2,862,606	2,561,384	11.8%
Interbank borrowings	1,847,378	1,307,574	1,231,601	6.2%
Issued debt instruments	8,416,353	5,957,095	5,785,112	3.0%
Other financial liabilities	311,567	220,527	205,125	7.5%
Current taxes	25,143	17,796	1,077	1552.4%
Deferred taxes	5,520	3,907	7,631	(48.8)%
Provisions	464,987	329,118	310,592	6.0%
Other liabilities	1,477,632	1,045,868	220,853	373.6%
Total Liabilities	45,054,005	31,889,225	27,891,197	14.3%

	Dec-15	Dec-15	Dec-14	Dec. 15 / Dec. 14
Equity	US$ths	Ch$ million		% Chg.
Capital	1,259,258	891,303	891,303	0.0%
Reserves	2,158,651	1,527,893	1,307,761	16.8%
Valuation adjustments	1,820	1,288	25,600	(95.0)%
Retained Earnings:	443,932	314,215	385,232	(18.4)%
Retained earnings from prior years	-	-	-	—%
Income for the period	634,188	448,878	550,331	(18.4)%
Minus: Provision for mandatory dividends	(190,256)	(134,663)	(165,099)	(18.4)%
Total Shareholders' Equity	3,863,661	2,734,699	2,609,896	4.8%
Non-controlling interest	42,641	30,181	33,083	(8.8)%
Total Equity	3,906,301	2,764,880	2,642,979	4.6%
Total Liabilities and Equity	48,960,307	34,654,105	30,534,176	13.5%

The exchange rate used to calculate the figures in dollars was Ch$707.8 / US$1

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	25
email: rmorenoh@santander.cl

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Dec-15	Dec-15	Dec-14	Dec. 15 / Dec.14
	US$ths.	Ch$ million		% Chg.

Interest income	2,947,143	2,085,988	2,227,018	(6.3)%
Interest expense	(1,173,752)	(830,782)	(909,914)	(8.7)%
Net interest income	1,773,391	1,255,206	1,317,104	(4.7)%
Fee and commission income	569,229	402,900	366,729	9.9%
Fee and commission expense	(233,502)	(165,273)	(139,446)	18.5%
Net fee and commission income	335,726	237,627	227,283	4.6%
Net income (expense) from financial operations	(646,930)	(457,897)	(151,323)	202.6%
Net foreign exchange gain	852,495	603,396	272,212	121.7%
Total financial transactions, net	205,565	145,499	120,889	20.4%
Other operating income	22,099	15,642	14,834	5.4%
Net operating profit before provisions for loan losses	2,336,782	1,653,974	1,680,110	(1.6)%
Provision for loan losses	(584,479)	(413,694)	(374,431)	10.5%
Net operating profit	1,752,303	1,240,280	1,305,679	(5.0)%
Personnel salaries and expenses	(546,854)	(387,063)	(338,888)	14.2%
Administrative expenses	(311,572)	(220,531)	(205,149)	7.5%
Depreciation and amortization	(75,747)	(53,614)	(44,172)	21.4%
Operating expenses excluding Impairment and Other operating expenses	(934,173)	(661,208)	(588,209)	12.4%
Impairment of property, plant and equipment	(30)	(21)	(36,664)	(99.9)%
Other operating expenses	(76,571)	(54,197)	(81,108)	(33.2)%
Total operating expenses	(1,010,774)	(715,426)	(705,981)	1.3%
Operating income	741,529	524,854	599,698	(12.5)%
Income from investments in associates and other companies	3,656	2,588	2,165	19.5%
Income before tax	745,185	527,442	601,863	(12.4)%
Income tax expense	(106,387)	(75,301)	(45,552)	65.3%
Net income from ordinary activities	638,798	452,141	556,311	(18.7)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Non-controlling interest	4,610	3,263	5,980	(45.4)%
Net income attributable to equity holders of the Bank	634,188	448,878	550,331	(18.4)%

The exchange rate used to calculate the figures in dollars was Ch$707.8 / US$1

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	26
email: rmorenoh@santander.cl

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	4Q15	4Q15	3Q15	4Q14	4Q15 / 4Q14	4Q15 / 3Q15
	US$ths.	Ch$mn			% Chg.
Interest income	776,596	549,675	573,230	617,604	(11.0)%	(4.1)%
Interest expense	(326,369)	(231,004)	(241,847)	(261,144)	(11.5)%	(4.5)%
Net interest income	450,227	318,671	331,383	356,460	(10.6)%	(3.8)%
Fee and commission income	148,829	105,341	108,826	97,310	8.3%	(3.2)%
Fee and commission expense	(65,264)	(46,194)	(44,081)	(37,671)	22.6%	4.8%
Net fee and commission income	83,565	59,147	64,745	59,639	(0.8)%	(8.6)%
Net income (expense) from financial operations	(158,213)	(111,983)	(154,831)	(101,975)	9.8%	(27.7)%
Net foreign exchange gain	205,722	145,610	195,381	132,012	10.3%	(25.5)%
Total financial transactions, net	47,509	33,627	40,550	30,037	12.0%	(17.1)%
Other operating income	6,352	4,496	361	2,111	113.0%	1145.4%
Net operating profit before provisions for loan losses	587,653	415,941	437,039	448,247	(7.2)%	(4.8)%
Provision for loan losses	(212,287)	(150,257)	(102,619)	(109,796)	36.9%	46.4%
Net operating profit	375,366	265,684	334,420	338,451	(21.5)%	(20.6)%
Personnel salaries and expenses	(153,943)	(108,961)	(97,611)	(90,869)	19.9%	11.6%
Administrative expenses	(78,192)	(55,344)	(53,846)	(51,880)	6.7%	2.8%
Depreciation and amortization	(22,352)	(15,821)	(13,013)	(10,851)	45.8%	21.6%
Operating expenses excluding Impairment and Other operating expenses	(254,487)	(180,126)	(164,470)	(153,600)	17.3%	9.5%
Impairment of property, plant and equipment	(1)	(1)	-	(53)	(98.1)%	—%
Other operating expenses	(2,974)	(2,105)	(21,676)	(32,000)	(93.4)%	(90.3)%
Total operating expenses	(257,463)	(182,232)	(186,146)	(185,653)	(1.8)%	(2.1)%
Operating income	117,903	83,452	148,274	152,798	(45.4)%	(43.7)%
Income from investments in associates and other companies	862	610	705	826	(26.2)%	(13.5)%
Income before tax	118,765	84,062	148,979	153,624	(45.3)%	(43.6)%
Income tax expense	(6,329)	(4,480)	(17,972)	(13,262)	(66.2)%	(75.1)%
Net income from ordinary activities	112,436	79,582	131,007	140,362	(43.3)%	(39.3)%
Net income discontinued operations	-	-	-	-
Net income attributable to:
Non-controlling interest	(5,935)	(4,201)	1,753	1,621	—%	—%
Net income attributable to equity holders of the Bank	118,371	83,783	129,254	138,741	(39.6)%	(35.2)%

The exchange rate used to calculate the figures in dollars was Ch$707.8 / US$1

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	27
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Dec-14	Mar-15	Jun-15	Sep-15	Dec-15
(Ch$ millions)
Loans
Consumer loans	3,918,375	3,954,962	3,996,665	4,044,266	4,150,671
Residential mortgage loans	6,632,031	6,842,111	7,145,186	7,449,707	7,812,850
Commercial loans	12,330,300	12,775,342	13,075,889	13,717,101	13,326,359
Total loans	22,880,706	23,572,415	24,217,740	25,211,074	25,289,880
Allowance for loan losses	(700,768)	(705,391)	(703,289)	(727,831)	(754,679)
Total loans, net of allowances	22,179,938	22,867,024	23,514,451	24,483,243	24,535,201

Loans by segment
Individuals	11,973,511	12,225,564	12,605,550	13,019,293	13,520,649
SMEs	3,218,296	3,252,893	3,323,388	3,431,073	3,514,058
Retail	15,191,807	15,478,457	15,928,938	16,450,366	17,034,707
Middle-market	5,443,984	5,608,412	6,013,970	6,221,928	6,006,282
Corporate	2,201,913	2,456,355	2,263,481	2,484,401	2,178,643

Deposits
Demand deposits	6,480,497	6,440,784	6,659,174	6,644,367	7,356,121
Time deposits	10,413,940	11,231,001	11,682,908	12,101,216	12,182,767
Total deposits	16,894,437	17,671,785	18,342,082	18,745,583	19,538,888
Loans / Deposits[1]	96.2%	94.7%	93.1%	94.7%	89.4%

Average balances
Avg. interest earning assets	24,483,371	24,783,238	25,859,714	26,960,678	27,198,456
Avg. loans	22,659,565	23,193,286	23,975,617	24,765,949	25,220,702
Avg. assets	30,424,886	31,156,597	32,037,326	34,139,533	34,507,339
Avg. demand deposits	5,922,829	6,550,557	6,663,795	6,620,448	6,830,026
Avg equity	2,552,031	2,618,181	2,570,721	2,615,864	2,703,134
Avg. free funds	8,474,860	9,168,737	9,234,515	9,236,312	9,533,160

Capitalization
Risk weighted assets	23,946,126	24,800,637	25,734,108	26,762,555	26,457,597
Tier I (Shareholders' equity)	2,609,896	2,627,538	2,577,776	2,649,228	2,734,699
Tier II	744,806	746,917	753,492	765,342	803,517
Regulatory capital	3,354,702	3,374,455	3,331,268	3,414,570	3,538,216
Tier I ratio	10.9%	10.6%	10.0%	9.9%	10.3%
BIS ratio	14.0%	13.6%	12.9%	12.8%	13.4%

Profitability & Efficiency
Net interest margin	5.8%	4.4%	5.1%	4.9%	4.7%
Efficiency ratio[2]	36.9%	42.0%	40.3%	39.6%	43.5%
Avg. Demand deposits / interest earning assets	24.2%	26.4%	25.8%	24.6%	25.1%
Return on avg. equity	21.7%	14.6%	21.8%	19.8%	12.4%
Return on avg. assets	1.8%	1.2%	1.8%	1.5%	1.0%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	28
email: rmorenoh@santander.cl

	Dec-14	Mar-15	Jun-15	Sep-15	Dec-15
Asset quality
Impaired loans[3]	1,617,251	1,650,374	1,633,035	1,678,153	1,669,341
Non-performing loans (NPLs)[4]	644,327	633,895	661,052	638,392	643,468
Past due loans[5]	382,231	388,925	390,059	374,349	364,771
Loan loss reserves	700,768	705,391	703,289	727,831	754,679
Impaired loans / total loans	7.1%	7.0%	6.7%	6.7%	6.6%
NPLs / total loans	2.82%	2.69%	2.73%	2.53%	2.54%
PDL / total loans	1.67%	1.65%	1.61%	1.48%	1.44%
Coverage of NPLs (Loan loss allowance / NPLs)	108.8%	111.3%	106.4%	114.0%	117.3%
Coverage of PDLs (Loan loss allowance / PDLs)	183.3%	181.4%	180.3%	194.4%	206.9%
Risk index (Loan loss allowances / Loans)[6]	3.06%	2.99%	2.90%	2.89%	2.98%
Cost of credit (prov expense annualized / avg. loans)	1.94%	1.37%	1.36%	1.66%	2.38%

Network
Branches	474	475	478	475	471
ATMs	1,645	1,646	1,604	1,556	1,536
Employees	11,478	11,469	11,614	11,604	11,723

Market information (period-end)
Net income per share (Ch$)	0.74	0.51	0.74	0.69	0.44
Net income per ADR (US$)	0.48	0.32	0.47	0.40	0.25
Stock price	30.33	33.98	32.31	31.54	31.79
ADR price	19.72	21.68	20.25	18.22	17.64
Market capitalization (US$mn)	9,290	10,214	9,540	8,584	8,310
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[7]	1.88%	-0.02%	1.46%	1.46%	1.10%
Central Bank monetary policy reference rate (nominal)	3.00%	3.00%	3.00%	3.00%	3.25%
Observed Exchange rate (Ch$/US$) (period-end)	607.38	626.87	634.58	691.73	707.34

1 Ratio =( Loans - mortgage loans) / (Time deposits + demand deposits)

2 Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

3 Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

4 Capital + future interest of all loans with one installment 90 days or more overdue.

5 Total installments plus lines of credit more than 90 days overdue

6 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

7 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	29
email: rmorenoh@santander.cl